Exhibit 99 (a)(21)

This document should not be transmitted, distributed or released in or into any jurisdiction in which such an act would constitute a violation of the relevant laws of such jurisdiction.

Scottish Power plc

Return of Cash—Repurchase of B Shares

Further to the announcement made on 22 May 2006, Scottish Power plc confirms that under the terms of Scottish Power plc’s Return of Cash, shareholders and ADS Holders could elect to sell B Shares at £3.60 per share, free of all dealing expenses and commissions, pursuant to the Initial Repurchase Offer that was made by UBS and Morgan Stanley.

Valid elections to accept the Initial Repurchase Offer were received in relation to 240,324,768 B Shares (39 per cent. of issued B Shares) and, accordingly, those B Shares were repurchased on 22 May 2006. All B Shares repurchased pursuant to the Initial Repurchase Offer will be cancelled by Scottish Power plc. As a result of declaration of the Single B Share Dividend and the Initial Repurchase Offer, there will be 12,884,044 B Shares outstanding.

With respect to shareholders, it is expected that New Ordinary Share certificates, retained B Share certificates, sales advices, cheques in respect of the Single B Share Dividend and /or B Shares purchased under the Initial Repurchase Offer, as appropriate, and cheques for any fractional entitlements, will be despatched to relevant shareholders or relevant shareholders will have their CREST accounts credited with the proceeds, as appropriate, on 5 June 2006.

With respect to ADS Holders, cheques and transaction advices are expected to be despatched and book-entry credits made on or after 12 June 2006 in respect of B Shares purchased under the Initial Repurchase Offer, the Single B Share Dividend and any fractional entitlements.

Notes:

All capitalised terms shall have the meanings given to them in the Circular and the US Supplemental Memorandum, each dated 31 March 2006.

For further information:

Colin McSeveny	Head of Media Relations	0141 566 4515
Jennifer Lawton	Director, Investor Relations	0141 636 4527